Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 6, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Registration Statement on Form 10-12G Filed April 25, 2025 File No. 000-56741
Dear Staff of the Division of Corporation Finance:
This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 22, 2025 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form 10-12G filed with the Commission on April 25, 2025 (the “Registration Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.
The Company is filing an amendment to the Registration Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.
For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement, as amended.
Registration Statement on Form 10-12G
Explanatory Note, page 1
1.You state that while you believe your independent industry sources are reliable, you have not independently verified the accuracy and completeness of the information in your registration statement. This statement implies an inappropriate disclaimer of responsibility with respect to this information. Please either delete such statement or specifically state that you are responsible for the disclosure in the registration statement.
In response to the Staff’s comment, this statement has been deleted from the Amendment.
Item 1. Business, page 5
2.We note that your business is operating the Fundrise Platform and sponsoring various Fundrise Investment Products, Investment Products, and Sponsored Programs. Please substantially revise this section to more fully discuss your business, including adding disclosures regarding such products, your role with respect to such products, and the fees you collect in connection with such products. Please also revise to describe the effect of existing or probable governmental regulations on the business. See Item 101(h)(4) of Regulation S-K.
In response to the Staff’s comment, the Amendment updates the Registration Statement to (i) revise this section to add additional disclosure to more fully discuss the Company’s business, including adding disclosures regarding such products, the Company’s role with respect to such products, and the fees the Company collects in connection with such products and (ii) add disclosure to describe the effect of existing or probable governmental regulations on the Company’s business.

Item 1A. Risk Factors
Risks Related to our Structure, page 12
3.Please add a risk factor discussing the lack of voting rights for the Class B common stock. In addition, expand the first risk factor in this section to discuss the insider ownership of shares of Class F common stock, and that Class F common stock carries ten votes per share.
In response to the Staff’s comment, the Amendment updates the Registration Statement to include a risk factor discussing the lack of voting rights for the Class B common stock, and to expand the first risk factor in this section to discuss the insider ownership of shares of Class F common stock and that Class F common stock carries ten votes per share.
Item 2. Financial Information
Offering Results, page 25
4.We note your statement on page 25 that shares of your Class B common stock are being currently offered and sold only to existing investors in the Fundrise Investment Products. However, we note that you have filed an offering statement on Form 1-A, which states that you are offering shares of your Class B common stock “to the public.” Please revise to clarify this disclosure.
In response to the Staff’s comment, the Company notes that it is currently only selling Class B common stock to existing investors in the Fundrise Investment Products through its public offering registered on an offering statement on Form 1-A and that accordingly, this disclosure remains accurate; however, the Company may in the future decide to sell to additional purchasers.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 27
5.Please revise your disclosure to identify the natural person(s) with dispositive investment and voting control of the shares beneficially held by Oak Pacific Investment. Refer to Item 403 of Regulation S-K. Please also expand your discussion of the voting agreement to further explain how it works with respect to the Class A shares and the Class F shares. In this regard, for example, we note that two individuals own an equal number of shares of Class F stock, and that a 5% ownership level of the Class A shares has been allocated to the voting agreement.
In response to the Staff’s comment, the Amendment revises the disclosure in the Registration Statement to (i) identify the natural person with dispositive investment and voting control of the shares beneficially held by Oak Pacific Investment and (ii) add additional disclosure relating to the voting agreement to further explain how such agreement works with respect to the Class A shares and the Class F shares.
Item 5. Directors and Executive Officers, page 29
6.Please expand your disclosures to provide additional information required by Item 401 of Regulation S-K. For example, discuss any applicable arrangements between a director and any other persons(s) pursuant to which he or she was selected as a director. In this regard, we note your disclosures that certain of your shareholders are entitled to elect a specified number of directors. As another example, revise to describe Charlotte Liu’s business experience during each of the past five years.
In response to the Staff’s comment, the Amendment revises the Registration Statement to provide additional disclosure with respect to the Voting Agreement and the directors of the Company who were selected as a director pursuant to such agreement. In response to the Staff’s comment, the Amendment also revises Ms. Liu’s and Mr. Kerret's biographies to describe their business experience during each of the past five years.
Exhibits
7.Please file the lease for the office space used as your headquarters, or advise us why it is not material. Refer to Item 601 of Regulation S-K.

The Company respectfully advises the Staff that the Company believes that the lease for its office space is not material to the Company’s business based on quantitative or qualitative factors and accordingly does not need to be filed as a material agreement. The Company believes that there are suitable alternatives for its headquarters available for lease on commercially reasonable terms in the event its lease is terminated. Moreover, the Company believes that the operations that take place at its headquarters could be relocated without causing material harm to the Company’s business. The Company also notes that for the fiscal year ended December 31, 2024, its aggregate lease expenses were less than 2% of the Company’s consolidated revenue and less than 2% of the Company’s total operating expenses.
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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Benjamin St. Angelo, Associate General Counsel
Rise Companies Corp.

Chloe Pletner, Esq.
Goodwin Procter LLP